FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

ANNUAL REPORT

of

PROVINCE OF NOVA SCOTIA CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2021

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

KHAWAR NASIM

Canadian Consulate General

466 Lexington Ave.

New York, New York 10017

DAVID H. LANDAU	KELLIANN DEAN
Ellenoff Grossman & Schole LLP	Deputy Minister of Finance & Treasury Board
1345 Avenue of the Americas, 11th Floor,	Province of Nova Scotia
New York, New York 10105	P.O. Box 187
Halifax, Nova Scotia B3J 2N3

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2021, to add the following exhibits:

99.1	Public Accounts for the fiscal year ended March 31, 2022, pages 69 to 126

99.2	Consent of the Auditor General

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EXHIBIT INDEX

Exhibit Number	Description

(1)	Public Accounts, 2021-2022, pages 69 to 126

(2)	Consent of the Auditor General

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, its authorized agent, as of the 18th day of October 2022.

Province of Nova Scotia

By:	/s/ Roy Spence
Director, Liability Management & Treasury Services

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